

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Mr. Yair Averbuch
Chief Financial Officer
Caesarstone Sdot-Yam Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re: Caesarstone Sdot-Yam Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 1-35464**

Dear Mr. Averbuch:

We have reviewed your response letter dated March 6, 2014 and have the following comment.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, Financial Statements in U.S. dollars, page F-20

1.   Based on the information you have provided to us in your letters dated January 16 and March 6, 2014 and the conference call held March 26, 2014, it does not appear to us that you have demonstrated that the changes in economic facts and circumstances indicate clearly that the functional currency for Caesarstone Sdot-Yam Ltd. has changed to the U.S. dollar. Please revise your 2012 financial statements in your 2013 Form 20-F using the NIS as your functional currency, or explain to us why you do not believe such a revision is material. In addition, provide the disclosures required by ASC 250-10-50 to report the correction of an error related to your July 1, 2012 change in functional currency.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Colin Diamond, Esq. (via E-mail)
         White & Case LLP